FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
To the Prospectus Supplement dated September 23, 2011
and Prospectus dated February 14, 2011
Registration Statement No. 333-172009
Dated February 2, 2011

Midway Gold Provides Financing Update

October 6, 2011

Denver, Colorado– Midway Gold Corp. ("Midway" or the "Company") (MDW:TSX-V; MDW:NYSE-AMEX) confirms that due to market conditions, the Company has no current intention of issuing new common shares under the ATM stock issuance program it previously announced September 23, 2011.

“We take our responsibility to increase shareholder value and minimize dilution seriously,” said Dan Wolfus, Chairman and CEO.  “We will continue to monitor market conditions and our share price and to review all financing options including the ATM program and implement those that are appropriate for the prevailing market conditions.”

The Company has sufficient cash to proceed with its planned activities through late 2012, including permitting of its Pan Project and advancement of its other Nevada properties.

The Company has received term sheets for the debt portion of the capital required to place the Pan Project into production.  The Company is negotiating with potential lenders to finance up to 60% of the total capital required and will provide further guidance on completion of the Pan Feasibility Study, expected to be released in mid-November.

ON BEHALF OF THE BOARD
“Daniel E. Wolfus”
Daniel E. Wolfus, Chairman, CEO and Director

About Midway Gold Corp.

Midway Gold Corp. is a precious metals company with a vision to explore, design, build, and operate gold mines in a manner accountable to all stakeholders while producing an acceptable return to its shareholders.  For more information about Midway, please visit our website at www.midwaygold.com or contact R.J. Smith, Vice President of Administration, at (877) 475-3642 (toll-free).

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements about the Company and its business. Forward looking statements are statements that are not historical facts and include, but are not limited to, statements about the Company's intended work plans for the projects and resource estimates. The forward-looking statements in this press release are subject to various risks, uncertainties and other factors that could cause the Company's actual results or achievements to differ materially from those expressed in or implied by forward looking statements. These risks, uncertainties and other factors include, without limitation, risks related to increasing shareholder value and minimizing shareholder dilution, risks related to the Company’s ability to negotiate and execute definitive agreements with respect to the debt portion of the capital required to place the Pan Project into production, risks related to the Company’s ability to place the Pan Project or any other of the Company’s projects into production, risks related to the timing and completion of the Company's intended work plans for its projects, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold resources and reserves; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; and other factors identified in the Company's SEC filings and its filings with Canadian securities regulatory authorities. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and other than as required by applicable securities laws, the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free from the SEC Web site at www.sec.gov.  Alternatively, the agent participating in the offering will arrange to send you the prospectus if you request it from McNicoll, Lewis & Vlak LLC, 1251 Avenue of the Americas, 41st Floor, New York, NY 10020, Attention: Randy Billhardt, Telephone: 212.580.5881.